[BUNGE logo]                                                           Exhibit 1


                                              Contact:  Stewart Lindsay
                                                        Edelman Public Relations
                                                        1-212-704-4435





           Bunge Limited Announces Exclusive Negotiations With Edison
                            S.p.A. Over Cereol Stake

WHITE PLAINS, NY - June 24, 2002 - Bunge Limited (NYSE: BG) today announced that Edison S.p.A. has granted it exclusivity of negotiation with the objective to reach an agreement on the sale of Edison's stake of approximately 55% in Cereol S.A., a company listed on the Euronext First Market in Paris.

About Bunge Limited

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 20 countries. Bunge is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America.